**AH 2/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

03002754

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

RECEIVED JAN 29 2003 MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 52663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

692 Madison Avenue Third Floor
(No. and Street)

New York, NY 10021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Tonelli 212-980-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

N/A - Exempt pursuant to SEC Rule 17a-5(e)(1)(i)(A)
(Name – *if individual, state last, first, middle name*)

- see Affidavit of John H. Tonelli
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John H. Tonelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH MONTALVO
Notary Public, State of New York
No. 01MO6079440
Qualified in Bronx County
Commission Expires August 26, 2006

Ruth Montalvo
Notary Public

Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIDAVIT OF JOHN H. TONELLI

STATE OF NEW YORK §
§
COUNTY OF NEW YORK §

BEFORE ME, the undersigned official, on this day appeared John H. Tonelli, who is personally known to me, and first being duly sworn according to law upon his oath deposed and said:

"My name is John H. Tonelli. I am over 21 years of age and of sound mind. I am fully competent to make this affidavit. I have personal knowledge of the facts stated herein, and they are all true and correct.

"I am the registered Principal of IVP Securities, LLC ("IVP").

"IVP is filing an un-audited financial statement for 2002 pursuant to SEC Rule 17a-5(e)(1)(i)(A) because IVP's securities business was limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer, did not hold funds or securities in connection therewith, and did not have or carry any margin account, credit balance, or security for any securities customer.

"To the best of my knowledge and belief, the financial statements and schedules attached hereto as Exhibit 1 are true and correct.

"Neither the IVP nor any of its partners, officers, or directors has any proprietary interest in any account classified solely as a customer."

FURTHER AFFIANT SAYETH NAUGHT.

John H. Tonelli

SUBSCRIBED AND SWORN TO this 21 day of January 2003.

Notary Public in and for
the State of New York

RUTH MONTALVO
Notary Public, State of New York
No. 01MO6079440
Qualified in Bronx County
Commission Expires August 26, 2006

IVP SECURITIES, LLC
Balance Sheet - December 31, 2002

Current Assets	
Cash	14,020
Accounts Receivable	-
Total Current Assets	14,020
Property and Equipment	-
Total Property and Equipment, net	-
Total Assets	14,020
Current Liabilities	
Accounts Payable	-
Other Current Liabilities	-
Total Current Liabilities	-
Other Liabilities	-
Total Liabilities	-
Members' Equity	
Members' Equity	14,020
Total Liabilities and Members' Equity	14,020

IVP SECURITIES, LLC
Income Statement - Year Ended December 31, 2002

Revenues from Broker-Dealer Activities	-
Interest Income	138
Total Revenue	138
General Partner Salaries	-
Other Compensation and Benefits	-
Interest Expense	-
Regulatory Fees and Expenses	1,118
Other Expenses	-
Total Expenses	1,118
Net Income	(980)

IVP SECURITIES, LLC
Statement of Cash Flows - Year Ended December 31, 2002

Cash flows from operating activities:	
Net Income (Loss)	(980)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	-
Accounts Receivable	-
Accounts Payable	-
Other Current Liabilities	-
Total Adjustments	-
Net cash provided by operating activities	(980)
Cash flows from investing activities:	
Property & Equipment	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Contribution from Members	5,000
Members' Withdrawals	-
Net cash used in financing activities	5,000
Net increase (decrease) in cash	4,020
Cash at beginning of period	10,000
Cash at end of period	14,020

IVP SECURITIES, LLC
Computation of Net Capital - 2002

Total Ownership Equity	14,020
Ownership Equity not Allowable	-
Total Qualified Ownership Equity	14,020
Add:	
Subordinated liabilities - allowable	-
Other credits	-
Total capital and allowable subordinated liabilities	14,020
Deductions:	
Unsecured receivables	-
Property, furniture and equipment	-
Security Deposits	-
Net capital before haircuts	14,020
Haircuts:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net Capital	14,020
Minimum net capital	5,000
Excess net capital	9,020

Note: No material difference existed between the above information and the broker-dealers' unaudited Part IIA.

IVP SECURITIES, LLC
Changes in Members' Capital - Year Ended December 31, 2002

Members	Capital at 1/1/01	Contributions	Withdrawals	Net Income	Capital at 1/1/02
IVP	10,000	5,000	-	(980)	14,020
	10,000	5,000	-	(980)	14,020

IVP SECURITIES, LLC
Notes to Financial Statements
As of December 31, 2002

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

IVP Securities, LLC (the "Company"), a New York limited liability company, is a financial advisory firm promoting its services to business in the United States and internationally.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The Company recognizes income from the sale of services related to its financial and strategic advisory activity to third party customers.

Cash and Cash Equivalents (Statement of Cash Flows) – Cash and Cash Equivalents include cash on hand and demand deposits with banks.